Cub Crafters Video Script
Draft 7/11/22
Ideas for visuals in red

(CubCrafters Logo)

(Dynamic flying and landing sequence)
This is the XCub — America's best-selling, FAA-certified, backcountry airplane. As CubCrafters' flagship airplane, the XCub represents all that pilots are looking for in a rugged, yet refined adventure craft.

(Lineage chart, dissolve build of each model over time)
For more than 40 years, superior quality, industry-leading innovation and independent thinking have been the hallmarks of everything we do… and we've changed the face of backcountry aviation.

(Video collage of landing in river banks, mountain tops, etc.)
Our airplanes are remarkably fast, very powerful, technically capable, enduringly rugged — and quite simply, fun to fly.

And now, for the first time, CubCrafters is inviting enthusiasts, customers, and investors to participate in our future by acquiring shares in a Public Offering that is available to everyone. .

Much of our success has come from listening to pilots and building the aircraft they want to fly. As an innovation company with a rapid R&D cycle, we have set sales records year after year, continually capturing a greater market share. (sales/revenue charts, plotted against industry growth) And CubCrafters is unique in that we build multiple different models of aircraft – in three different certification categories – at our factory in Washington State.

Our success has created such a demand that our manufacturing backlog for new aircraft orders exceeds two years. The capital infusion from this Public Offering will allow us increase production and dramatically cut customer delivery timelines — accelerating the growth of the company.

This capital raise will also allow us to continue to innovate and significantly expand our reach in a rapidly growing industry. Backcountry flying has increased significantly in popularity, with more pilots taking to remote strips than ever before. (pie chart: pilots trained tail v nose capabilities) And the introduction of our nose wheel landing gear configuration gives us access to 100% of the fixed wing market.

CubCrafters is an American company that designs and manufactures our aircraft here in the United States. And while 90% of our sales are domestic, more than half of the market demand is outside the United States. (chart) This represents a remarkable, untapped opportunity for a company that is trusted by the authorities of the skies – the FAA, as well as EASA in Europe, JCAB in Japan, TCCA in Canada, and CASA in Australia. (airplanes in international locations with foreign registration)

Perhaps most importantly, CubCrafters is an enduring symbol of grass roots aviation worldwide. We offer more than an airplane – we represent a lifestyle where the ultimate freedom becomes possible. (another video montage) Our trail blazing innovations allow pilots to be their own trailblazers…to see family and friends or conduct business; explore the wilderness and camp, fish and hunt; or simply enjoy some cross-country sight-seeing. (build assist footage) And with our builder assist program – unique to our industry -- Pilots can build the dream Carbon Cub that perfectly fits their adventure.

There is no aviation firm quite like CubCrafters. We offer aircraft that appeals to every segment of the adventure aircraft market – from search and rescue in Alaska's most challenging terrain to conservation work in remote Africa to prevent elephant poaching – to just having a lot of fun exploring the backcountry close to home, our airplanes accomplish amazing things all over the world.

Our Public Offering is a rare investment opportunity, and we are pleased to invite our customers, aviation enthusiasts and everyday investors to join us in flight.